                                                                      SCHEDULE I

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

GENERAL

     This Information Statement is being mailed on or about December 23, 1999 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of SOFTWORKS, Inc., a Delaware corporation (the "Company"), to the holders of record of shares of common stock, par value $.001 per share, of the Company (the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by Parent (as defined below) to a majority of the seats on the Board of Directors of the Company (the "Company Board").

     On December 21, 1999, the Company, EMC Corporation, a Massachusetts corporation ("Parent"), and Eagle Merger Corp., a Delaware corporation and an indirect, wholly owned subsidiary of Parent ("Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which (i) Parent shall cause Purchaser to commence a tender offer (the "Offer") for all outstanding Shares at a price of $10.00 per Share, net to the seller in cash, or such increased amount, if any, and (ii) Purchaser shall be merged with and into the Company (the "Merger") with the Company continuing as the surviving corporation. As a result of the Offer and the Merger, the Company will become an indirect, wholly owned subsidiary of Parent.

     The Merger Agreement provides that, promptly after the purchase of a majority of the outstanding Shares pursuant to the Offer, Parent shall be entitled to designate such number of directors (the "Parent Designees") to the Company Board as will give Parent representation proportionate to its ownership interest. The Merger Agreement requires the Company to take such action as Parent may request to cause the Parent Designees to be elected to the Company Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined shall have the meaning set forth in the Schedule 14D-9.

     The information contained in this Information Statement concerning Parent and Purchaser has been furnished to the Company by Parent. The Company assumes no responsibility for the accuracy or completeness of such information.

RIGHT TO DESIGNATE DIRECTORS; PARENT DESIGNEES

     The Merger Agreement provides that, promptly upon the purchase of and payment by Purchaser for Shares pursuant to the Offer which represent at least a majority of the outstanding Shares (on a fully diluted basis), Parent will be entitled to designate such number of directors, rounded down to the next whole number, on the Company Board as shall give Parent, subject to compliance with
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, representation on the Company Board equal to the product of the total number of directors on the Company Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser, Parent and any of their affiliates bears to the total number of Shares then outstanding. The Company shall, upon the request of Purchaser, use its reasonable best efforts to cause the Parent Designees to be so elected, including, if necessary, increasing the size of the Company Board or securing the resignations of incumbent directors. Notwithstanding the foregoing, the Merger Agreement requires that, until the Effective Time, the Company Board shall include at least two directors who were members of the Company Board on the date that the Merger Agreement was executed.

     The following table sets forth certain information with respect to the Parent Designees (including age as of the date hereof, current principal occupation or employment and five-year employment history). The Parent Designees are expected to be appointed as officers of the Company at the Effective Time. Unless otherwise noted, each individual is a citizen of the United States. Unless otherwise noted, the business address of each designee is c/o EMC Corporation, 35 Parkwood Drive, Hopkinton, Massachusetts 01748-9103.

NAME OF                                                      PRINCIPAL OCCUPATION(S)
PARENT DESIGNEE                        AGE                  DURING PAST FIVE (5) YEARS
---------------                        ---                  --------------------------
Paul T. Dacier.......................  42    Mr. Dacier is vice president, general counsel of Parent,
                                             and a director and secretary of Purchaser. Mr. Dacier
                                             has held the position of general counsel since March
                                             1990, and has held the positions of vice president and
                                             general counsel since February 1993. He has been an
                                             officer and director of Purchaser since December, 1999.
                                             Mr. Dacier's principal business address is 35 Parkwood
                                             Drive, Hopkinton, Massachusetts 01748.
Colin G. Patteson....................  50    Mr. Patteson is senior vice president, chief
                                             administrative officer and treasurer of Parent, and a
                                             director and treasurer of Purchaser. Mr. Patteson has
                                             the positions of senior vice president, chief
                                             administrative officer and treasurer of Parent since
                                             February 1997, and as been an officer and a director of
                                             Purchaser since December, 1999. He was vice president
                                             and corporate controller from February 1993 to April
                                             1995, and vice president, chief financial officer and
                                             treasurer from April 1995 to February 1997. Mr.
                                             Patteson's principal business address is 35 Parkwood
                                             Drive, Hopkinton, Massachusetts 01748. Mr. Patteson is a
                                             citizen of the United Kingdom.
David A. Donatelli...................  34    Mr. Donatelli is a director and the president of
                                             Purchaser. Mr. Donatelli has been vice president, new
                                             business development of Parent since April, 1999. For
                                             the five years prior to that time, he held senior
                                             management positions with Parent.

     Parent has informed the Company that each of the individuals listed above has consented to act as a director, if so designated. If necessary, Parent may choose additional or other Parent Designees, subject to the requirements of Rule 14f-1.

     Based solely on the information set forth in the Offer to Purchase, none of the Parent Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any directors or executive officers of the Company, or (iii) to the best knowledge of Parent, beneficially owns any securities (or any rights to acquire such securities) of the Company. The Company has been advised by Parent that, to the best of Parent's knowledge, none of the Parent Designees has been involved in any transactions with the Company or any of its directors, officers, or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"), except as may be disclosed herein.

DIRECTORS OF THE COMPANY

     The following table sets forth certain information with respect to the current directors of the Company as of December 20, 1999. Unless otherwise noted, each director is a citizen of the United States. Unless otherwise noted, the business address of each director is c/o SOFTWORKS, Inc., 5845 Richmond Highway, Suite 400, Alexandria, Virginia 22303.

                                                                                          DIRECTOR
                                                                                           OF THE
NAME OF DIRECTOR AND                                  PRINCIPAL OCCUPATION(S)              COMPANY
POSITION(S) WITH THE COMPANY           AGE          DURING PAST FIVE (5) YEARS              SINCE
----------------------------           ---          --------------------------            --------
James A. Cannavino...................  55    Chairman and Chief Executive Officer of     April 1998
  Chairman of the Board                      CyberSafe, Inc., a corporation
                                             specializing in network security, since
                                             1997. President and Chief Executive
                                             Officer of Perot Systems Corporation
                                             through July 1997, and prior thereto was
                                             a Senior Vice President at IBM,
                                             responsible for strategy and development.
Judy G. Carter.......................  47    President and Chief Executive Officer and  October 1993
  President, Chief Executive                 a director of the Company since October
  Officer and Director                       1993. Prior thereto, Ms. Carter was Chief
                                             Operating Officer from 1991. Ms. Carter
                                             started with the Company as a system
                                             software developer and progressed into a
                                             number of supervisory and managerial
                                             roles, culminating in her appointment as
                                             Vice President of Technical Services in
                                             1990.
Charles Feld.........................  57    President of the Feld Group, Inc., a         July 1998
  Director                                   provider of temporary chief information
                                             officer consulting services, for more
                                             than the past five years. Since December
                                             1997, has also served as operating Chief
                                             Information Officer of Delta Air Lines.
                                             Prior thereto, from June 1992 until
                                             August 1997, served as operating Chief
                                             Information Officer for Burlington
                                             Northern Sante Fe, Corp.
Dr. Dennis Murray....................  53    President of Marist College for more than  December 1999
  Director                                   20 years.
Bernard Puckett......................  55    President and Chief Executive Officer of   December 1999
  Director                                   Skytel Corporation (formerly Mobile
                                             Telecommunication Technologies) from 1995
                                             to 1996 and President of Skytel
                                             Corporation from 1993 to 1994. Prior
                                             thereto held various positions at IBM
                                             from 1967 to 1993, including Senior Vice
                                             President for Corporate Strategy and
                                             Business Development, Senior Vice
                                             President and Group Executive for
                                             Applications Solutions, President for
                                             Data Systems Division, Vice President
                                             Communications-Corp., Chief Financial
                                             Officer -- US Marketing and Service, Vice
                                             President Marketing -- US Director
                                             Business Plans-Corp. and Vice President
                                             Sales for the western United States.

EXECUTIVE OFFICERS OF THE COMPANY

     The following table sets forth certain information with respect to the current executive officers as of December 20, 1999. Each of the executive officers is a citizen of the United States.

                                                                                                 YEAR
                                                                                               STARTED
                                                                                               WITH THE
NAME                                   AGE                        TITLE                        COMPANY
----                                   ---                        -----                        --------
James A. Cannavino...................  55    Chairman of the Board                               1998
Judy G. Carter.......................  47    President and Chief Executive Officer               1981
                                             Vice President, Secretary, Chief Technology
C. R. Kinsey, III....................  53    Officer                                             1977
Robert C. McLaughlin.................  53    Chief Financial Officer and Treasurer               1998

BUSINESS EXPERIENCE

     James A. Cannavino has been Chairman of the Board since April 1998. Mr. Cannavino is President and Chief Executive Officer of CyberSafe, Inc., a corporation specializing in network security. He was the President and Chief Executive Officer of Perot Systems Corporation through July 1997, and prior to that was a Senior Vice President at IBM, responsible for strategy and development. He also served on the IBM Corporate Executive Committee and Worldwide Management Council, and on the board of IBM's integrated services and solutions company. Mr. Cannavino currently is a consultant to Computer Concepts Corp. and serves on the boards of National Center for Missing and Exploited Children, 7th Level, Inc. and Marist College.

     Judy G. Carter has been President and Chief Executive Officer and a director since October 1993. Prior thereto, Ms. Carter was Chief Operating Officer from 1991. Ms. Carter started with the Company as a system software developer and progressed into a number of supervisory and managerial roles, culminating in her appointment as Vice President of Technical Services in 1990. Ms. Carter is a director of Fairfax Opportunities Unlimited, a non-profit organization.

     C.R. Kinsey, III, one of the Company's co-founders, has been Vice President since May 1998 and has been Secretary and Chief Technology Officer since 1977. From 1977 until May 1998, Mr. Kinsey was also the Company's Treasurer. In addition, Mr. Kinsey is a primary technical advisor to the Company's technology division for new product research and development, product enhancements and services and support.

     Robert C. McLaughlin has been Treasurer and Chief Financial Officer since March 1998. Prior thereto, Mr. McLaughlin was a Department Director with global responsibilities at Perot Systems Corporation in Dallas, Texas from November 1996 through December 1997. Mr. McLaughlin also served as Senior Vice President for a real estate investment venture in West Palm Beach, Florida from 1993 to 1996, as Vice President of First Union National Bank of Florida, N.A. in Fort Lauderdale from 1991 to 1993 and a Vice President of Southeast Bank, N. A. in Miami from 1987 to 1991.

EXECUTIVE COMPENSATION

     Summary Compensation Table. The following Summary Compensation Table sets forth for the last three full fiscal years information as to the total compensation received by the chief executive officer and each other executive officer of the Company whose total annual salary and bonus equaled or exceeded $100,000 for services rendered for the fiscal year ended December 31, 1998 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                     ANNUAL COMPENSATION
                                                           ----------------------------------------
                                                                       OTHER ANNUAL     ALL OTHER
                                                                       COMPENSATION    COMPENSATION
NAME AND PRINCIPAL POSITION          YEAR    SALARY($)     BONUS($)       ($)(1)          ($)(2)
---------------------------          ----    ---------     --------    ------------    ------------
Judy G. Carter.....................  1997    $155,000(3)   $165,000(4)       --          $  1,000
President and Chief                  1998    $170,833
  Executive Officer

C.R. Kinsey, III...................  1997    $155,000(3)   $165,000(4)       --          $189,000
  Vice-President, Secretary          1998    $170,833                                    $114,611
  and Chief Technology Officer

---------------
(1) No Other Annual Compensation is shown because the amounts of perquisites and other non-cash benefits provided by us do not exceed the lesser of $50,000 or 10% of the total annual base salary and bonus disclosed in this table for the respective officer.

(2) All Other Compensation includes royalties paid in respect of software products developed by such officers.

(3) Includes $5,000 deferred from 1996.

(4) Includes $77,500 deferred from 1996.

     Stock Option Plans. The Company's 1998 Long Term Incentive Plan (the "1998 Incentive Plan") is intended to motivate the Company's qualified employees, to help the Company attract employees and to align the interests of those employees with the interests of the Company's stockholders.

     The 1998 Incentive Plan provides for the grant of "incentive stock options" within the meaning of the Section 422 of the Internal Revenue Code of 1986, as amended, "non-qualified stock options," restricted stock, performance grants and other types of awards to the officers, key employees, consultants and independent contractors of the Company and its affiliates.

     The 1998 Incentive Plan, which is administered by the Long Term Incentive Plan Administrative Committee of the Company Board, authorizes the issuance of a maximum of 3,727,000 Shares, which may be either newly issued Shares, treasury Shares, reacquired Shares, Shares purchased in the open market or any combination thereof. If any award under the 1998 Incentive Plan terminates, expires unexercised, or is cancelled, the Shares that would otherwise have been issuable pursuant thereto will be available for issuance pursuant to the grant of new awards. The Company has outstanding options to purchase 3,727,000 Shares under the 1998 Incentive Plan. All options granted under the 1998 Incentive Plan accelerate upon a change in control of the Company, as defined therein. Of the 3,727,000 options, James A. Cannavino has been granted 600,000 Type I options and 600,000 Type II options, Judy Carter has been granted 150,000 Type I options and 200,000 Type II options, C.R. Kinsey has been granted 200,000 Type I options and 250,000 Type II options and Robert McLaughlin has been granted 20,000 Type I options and 80,000 Type II options. Mr. Cannavino has exercised 200,000 Type I options. "Type I" options vested one-half on the earlier of (i) the closing date of the Company's initial public offering (August 7, 1998), or (ii) December 31, 1998 and one-half on December 31, 1998. "Type II" options vest on December 31, 2002, subject to earlier vesting based upon the Company reaching certain defined levels of net income.

     The Company's 1999 Stock Option Plan (the "1999 Plan") was adopted in order to foster and promote the interests of the Company by attracting and retaining directors, officers and employees of, and consultants to, the Company who contribute to the Company's success by their ability, ingenuity and industry, to enable such directors, officers, employees and consultants to participate in the long-term success and growth of the Company by giving them a proprietary interest in the Company and to provide incentive compensation opportunities competitive with those of competing corporations.

     The 1999 Plan provides for the grant of non-qualified stock options to the Company's officers, key employees, consultants and independent contractors.

     The 1999 Plan, as amended, is administered by the Company Board or a committee of the Company Board. The 1999 Plan authorizes the issuance of a maximum of 2,750,000 Shares, which may be either newly issued Shares, treasury Shares, reacquired Shares, Shares purchased in the open market or any combination thereof. If any award under the 1999 Plan terminates, expires, unexercised, or is cancelled, the Shares that would otherwise have been issuable pursuant thereto will be available for issuance pursuant to the grant of new awards. There are outstanding options to purchase 2,711,600 Shares under the 1999 Plan. Of the 1,250,000 options, Judy G. Carter has been granted 450,000 options, C.R. Kinsey has been granted 140,000 options and Robert McLaughlin has been granted 160,000 options.

     The Merger Agreement provides that as of the Effective Time (as defined in the Merger Agreement), holders of options, other than options designated as 1999 Options (as defined in the Merger Agreement), to purchase shares of the Company's common stock ("General Options") will be entitled to receive a cash amount equal to the product of (i) the excess, if any, of the Offer Price over the exercise price per Share of such General Option and (ii) the number of Shares covered by the holder's General Options. Upon such payment, the General Options will then be cancelled. All options designated as 1999 Options will automatically convert into a right to receive Parent common stock (a "Parent Option"). With respect to any such Parent Option, (i) the number of shares of Parent common stock subject to such Parent Option will be determined by multiplying the number of Shares subject to the 1999 Option by the Option Exchange Ratio (defined below), rounding any fractional Share down to the nearest whole Share, and (ii) the exercise price per share of such Parent Option will be determined by dividing the exercise price per Share applicable to the 1999 Option by the Option Exchange Ratio, and rounding the exercise price thus determined up to the nearest whole cent. Except as provided above, the converted or substituted Parent Options will be subject to the same terms and conditions (including, without limitation, expiration date, vesting and exercise provisions) as were applicable to the 1999 Option immediately prior to the Effective Time. The term "Option Exchange Ratio" means (i) the Merger Consideration divided by (ii) the average of the closing prices of Parent Common Stock on the NYSE during the twenty trading days preceding the fifth trading day prior to the date on which the closing of the Merger occurs.

     The Company will take all necessary actions so that all stock option, incentive or other equity-based plans established by the Company or any subsidiary of the Company (a "Company Subsidiary") shall terminate as of the Effective Time and the provisions in any other plan, program, or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any Company Subsidiary shall be deleted and terminated as of the Effective Time. The Company will use its reasonable best efforts to obtain the consent of each holder of outstanding General Options and 1999 Options to the treatment of such options specified by the Merger Agreement to the extent necessary.

OPTION GRANTS IN FISCAL YEAR 1998

     The following table sets forth details regarding the options granted to Named Executive Officers in fiscal year 1998.

                                                                            POTENTIAL REALIZABLE VALUE AT ASSUMED
                                                                                 ANNUAL RATES OF STOCK PRICE
                                       INDIVIDUAL GRANTS                      APPRECIATION FOR OPTION TERM (2)
                       --------------------------------------------------   -------------------------------------
                                        PERCENT OF TOTAL   EXERCISE PRICE
                          OPTIONS       OPTIONS GRANTED    OR BASE PRICE    EXPIRATION
NAME                    GRANTED (#)     TO EMPLOYEES(1)      PER SHARE         DATE          5%           10%
----                   --------------   ----------------   --------------   -----------   ---------   -----------
                       150,000 TypeI                                         06-30-01     $126,758    $  296,720
                       200,000 TypeII                                        12-31-02      288,146       671,595
                       --------------                                                     --------
Judy G. Carter(3)      350,000                 9.7%            $7.00                      $414,904    $  968,315
                       200,000 TypeI                                         06-30-01     $169,011    $  395,626
                       250,000 TypeII                                        12-31-02      360,183       839,494
                       --------------                                                     --------
C.R. Kinsey, III(3)    450,000                12.4%            $7.00                      $529,194    $1,235,120

---------------
(1) Options for 3,613,850 Shares were granted to employees during the fiscal year ended December 31, 1998.

(2) Potential realizable value assumes that the Company's stock price increases from the date the options were granted until the end of the option term at the annual rate specified. Annual compounding results in total appreciation of 15.2% (at 5% per year) for the Type I options with a term of 2.9 years and total appreciation (at 5% per year) of 24.0% for the Type II options with a term of 4.4 years; and 31.8% total appreciation (at 10% per year) for Type I options with a term of 2.9 years and total appreciation (at 10% per year) of 52.1% for the Type II Options with a term of 4.4 years. If the price of the Company's common stock increased at such rates from the price at the end of the 1998 fiscal year ($7.06 per Share) over the next three years, the stock price with 5% appreciation would be $8.23 per Share and with 10% appreciation would be $9.46 per Share. These assumed rates of appreciation are specified in the Commission's rules and are not the Company's estimate or projection of future stock price growth.

(3) The Company granted options for 125,000 Shares to Judy G. Carter and 40,000 Shares to C.R. Kinsey III in February 1999 and 50,000 Shares to Judy G. Carter in May 1999, which amounts are not included in this table.

AGGREGATE OPTION EXERCISES IN FISCAL YEAR 1998 AND FISCAL YEAR-END OPTION VALUES

     The following table sets forth information concerning options exercised during the year ended December 31, 1998, by the Named Executive Officers and the value of unexercised options held by them as of December 31, 1998:

                                                                                VALUE OF UNEXERCISED
                                               NUMBER OF UNEXERCISED                IN-THE-MONEY
                                                     OPTIONS AT                      OPTIONS AT
                                                  FISCAL YEAR END                FISCAL YEAR END(1)
                                            ----------------------------    ----------------------------
NAME                                        EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----                                        -----------    -------------    -----------    -------------
Judy G. Carter............................    150,000         200,000       $1,059,375      $1,412,500
C.R. Kinsey III...........................    200,000         250,000        1,412,500       1,765,625

---------------
(1) Based upon the closing price of the common stock of $7.0625 on December 31, 1998.

COMPANY BOARD AND COMMITTEE MEETINGS

     The Company Board held five meetings during 1998. Each director attended or participated in all of the Board of Directors meetings and applicable committee meetings during the term of his or her directorship. The Company Board has held eight meetings during 1999. The Company Board does not have a nominating committee. The full Company Board selects the nominees for directors.

     The Company Board has an Audit Committee whose members are James A. Cannavino, Charles Feld and Dennis Murray. The Audit Committee is responsible for approving the engagement of the Company's independent public accountants, reviewing with the independent public accountants the plans and results of the audit engagement, reviewing the scope and nature of the services provided by the independent public accountants and reviewing the independence of the independent public accountants. During fiscal 1998, the Audit Committee consisted of Mr. Cannavino, Charles Feld and Robert Devine, who resigned from the Company Board in December 1999. The Audit Committee met two times during 1998.

     The Company Board has a Compensation Committee whose members are James A. Cannavino, Charles Feld and Bernard Puckett. The Compensation Committee oversees all aspects of the Company's executive compensation policies and practices, subject to applicable employment agreements. During fiscal 1998, the Compensation Committee consisted of Mr. Cannavino, Mr. Feld and Robert Devine. The Compensation Committee did not meet during 1998 and all compensation decisions were made by the entire Company Board.

COMPENSATION OF DIRECTORS

     Employee directors receive no additional compensation for service on the Company Board or its committees. Directors of the Company who are not employees of the Company receive $2,000 for their attendance and participation at Company Board or committee meetings.

CERTAIN TRANSACTIONS BETWEEN MANAGEMENT AND THE COMPANY

  Employment Agreements

     The Company entered into an agreement with Mr. James A. Cannavino pursuant to which he has agreed to serve as Chairman of the Board. As compensation for his services, Mr. Cannavino was granted options to purchase 1,200,000 Shares, 600,000 of which are Type I options and 600,000 of which are Type II options. The agreement with Mr. Cannavino further provides for the issuance of a $500,000 full recourse loan to him for relocation or other purposes upon the effective date of the Company's initial public offering. The money was lent to Mr. Cannavino and the loan is due on December 1, 2000. Mr. Cannavino also receives a monthly salary of $2,000 and is reimbursed for certain expenses.

     The Company has entered into employment agreements with each of Judy G. Carter, C.R. Kinsey, III and Robert C. McLaughlin, which started on the effective date of the Company's initial public offering. The employment agreements with Ms. Carter and Mr. Kinsey terminate December 31, 2002 and the employment agreement for Mr. McLaughlin is for a three year term. The agreements automatically renew for additional one year periods unless the Company or the employee notifies the other party at least ninety days prior to the end of any renewal term that it or they desire to terminate such agreement. Pursuant to the agreements, Ms. Carter, Mr. Kinsey, Mr. McLaughlin, receive annual compensation of $200,000, $200,000, and $120,000, respectively and an incentive bonus based on meeting or exceeding annual or quarterly net income targets to be established by the Company Board. The incentive payments to Ms. Carter and Mr. Kinsey were up to $150,000 for 1998 and are up to $200,000 for each of the years 1999 through 2002. Each employment agreement also provides for certain payments following death or disability and further provides, in the event of a change in control of the Company, as defined therein, the right, at the employee's election, to terminate the agreement and receive a lump sum payment of approximately three times his or her annual salary.

     In connection with the Offer, the Company has entered into a Termination Agreement with each of Messrs. Cannavino, Kinsey and McLaughlin and Ms. Carter, pursuant to which their employment agreements will be terminated at the Effective Time of the Merger.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

     Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than ten percent of the Shares to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "Commission"). Officers, directors and persons who own more than ten percent of the Shares are required by regulations issued by the Commission to furnish the Company with copies of all Section 16(a) forms that they have filed. Based solely on a review of the copies of such forms, the Company believes that during fiscal year 1998 its executive officers and directors and persons who own more than ten percent of the Shares complied with all applicable filing requirements of Section 16(a).

STOCK OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS

     The following table sets forth, as of December 20, 1999, the number and percentage of the outstanding Shares held by each person who, to the knowledge of the Company based solely on filings with the Securities and Exchange Commission, beneficially owns more than five percent of the outstanding Shares, by each of the Company's directors and Named Executive Officers and by all of the directors, Named Executive Officers of the Company as a group. As of December 20, 1999, there were 17,373,191 Shares issued and outstanding. Except as set forth in the footnotes to the table, the stockholders have sole voting and investment power over such Shares.

                           SUMMARY COMPENSATION TABLE

                                                                 COMMON STOCK
                                                              BENEFICIALLY OWNED
                                                            -----------------------
                                                             NUMBER
NAME                                                        OF SHARES    PERCENTAGE
----                                                        ---------    ----------
James A. Cannavino........................................    707,469        3.9%(1)
Judy G. Carter............................................    520,833        2.9%(2)
C.R. Kinsey, III..........................................    381,667        2.2%(3)
Robert C. McLaughlin......................................     66,667          *(4)
Charles Feld..............................................    124,000          *(5)
Dr. Dennis Murray.........................................     84,000          *(6)
Bernard Puckett...........................................     84,000          *(6)
All Directors and Officers as a Group (10 persons)........  1,968,636       10.3%(1)(2)(3)
                                                                                 (4)(5)(6)(7
Computer Concepts Corp.(8)................................  6,145,767       35.4%

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 *  No officer or director owns more than one percent of the Company's issued and outstanding common stock unless otherwise indicated.

(1) Includes options currently exercisable or exercisable within 60 days to purchase 500,000 Shares.

(2) Includes options currently exercisable or exercisable within 60 days to purchase 520,833 Shares.

(3) Includes options currently exercisable or exercisable within 60 days to purchase 381,667 Shares.

(4) Includes options currently exercisable or exercisable within 60 days to purchase 66,667 Shares.

(5) Includes options currently exercisable or exercisable within 60 days to purchase 124,000 Shares.

(6) Includes options currently exercisable or exercisable within 60 days to purchase 84,000 Shares.

(7) The address of each officer and director listed above is c/o SOFTWORKS, Inc., 5845 Richmond Highway, Suite 400, Alexandria, Virginia 22303.

(8) The address is 80 Orville Drive, Bohemia, New York 11716.